Dreyfus Florida Municipal Money Market Fund

ANNUAL REPORT November 30, 2007



Dreyfus
A BNY Mellon Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this last report for Dreyfus Florida Municipal Money Market Fund, covering the 12-month period from December 1, 2006, through November 30, 2007.

The past few months have been filled with greater swings in security valuations than we've seen in several years, as the economic cycle matured and a credit crisis stemming from the sub-prime mortgage sector of the taxable bond market has affected virtually all areas of the financial markets, including, to some extent, money market funds. A high degree of leverage within parts of the financial system made these price fluctuations more intense than they otherwise might have been. In the ensuing "flight to quality" among investors, "liquid asset" investments such as money market funds realized tremendous inflows of assets from investors affected by the heightened volatility and from those simply awaiting a clearer picture by the Fed on the direction of the U.S. economy.

Although we expect slower financial conditions in 2008, lower short-term interest rates from the Fed may help forestall a technical recession. As was widely anticipated, at its December 11 meeting the Fed took action and lowered its overnight rate to 4.25%. Despite this recent rate cut, investors will continue to closely monitor the credit markets and signals by the Fed on the state of the U.S economy in 2008. During times like these, it is a good time to review your portfolio with your financial advisor, who can help you consider whether to reposition your investments for a changing market environment.

Thank you for your continued confidence and support.

Sincerely,

Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
December 17, 2007



DISCUSSION OF FUND PERFORMANCE

For the period of December 1, 2006, through November 30, 2007, as provided by Joseph Irace, Senior Portfolio Manager

Fund Performance Overview

Yields of tax-exempt money market securities began to decline over the last few months of the reporting period, when the Federal Reserve Board (the "Fed") reduced key short-term interest rates in an attempt to address an intensifying credit crisis and forestall a potential recession.

For the 12-month period ended November 30, 2007, Dreyfus Florida Municipal Money Market Fund produced a yield of 3.14% and, taking into account the effects of compounding, an annualized effective yield of 3.18%.[1]

Lastly, pursuant to shareholder approval, on December 20, 2007, the fund completed an Agreement and Plan of Reorganization, which provided for, among other things, the transfer of the fund's assets to Dreyfus Municipal Money Market Fund in a tax-free exchange for shares of that fund. The fund has since terminated its operations.

December 21, 2007

> *An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*
>
> [1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Florida Municipal Money Market Fund from June 1, 2007 to November 30, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2007

Expenses paid per $1,000†	$ 3.03
Ending value (after expenses)	$1,015.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2007

Expenses paid per $1,000†	$ 3.04
Ending value (after expenses)	$1,022.06

† *Expenses are equal to the fund's annualized expense ratio of .60%; multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2007

Short-Term Investments−99.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Alachua Housing Finance Authority, MFHR (Edenwood Park Project) (Liquidity Facility; Merrill Lynch)	4.18	12/7/07	3,325,000 a,b	3,325,000
Broward County, IDR (GB Instruments Inc. Project) (LOC; Bank of America)	3.73	12/7/07	1,820,000 a	1,820,000
Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale)	3.73	12/6/07	3,584,000	3,584,000
Broward County, Sales Tax Revenue, CP (Liquidity Facility; Dexia Credit Locale)	3.50	1/22/08	16,222,000	16,222,000
Broward County Housing Finance Authority, MFHR (Cypress Grove Apartments Project) (Liquidity Facility; American International Group Funding Inc.)	3.73	12/7/07	14,500,000 a	14,500,000
Broward County Housing Finance Authority, SFMR	4.85	10/1/08	10,000,000	10,080,849
Broward County Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	3.72	12/7/07	10,000 a,b	10,000
Broward County School District, GO Notes, Refunding	5.00	2/15/08	1,500,000	1,503,921
Capital Trust Agency, Multifamily Revenue (Liquidity Facility; Merrill Lynch Capital Services and LOC; Merrill Lynch)	4.13	12/7/07	25,840,000 a,b	25,840,000
Collier County Industrial Development Authority, IDR (March Project) (LOC; Wachovia Bank)	3.76	12/7/07	2,630,000 a	2,630,000
Dade County Industrial Development Authority, IDR (U.S. Holdings Inc. Project) (LOC; SunTrust Bank)	3.75	12/7/07	525,000 a	525,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Dade County Industrial Development Authority, PCR, Refunding (Florida Power and Light Company Project)	3.58	12/1/07	6,935,000 a	6,935,000
Escambia County Housing Finance Authority, SFMR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	3.72	12/7/07	1,525,000 a,b	1,525,000
Escambia County Utilities Authority, Utility System Revenue (Insured; FGIC)	4.25	1/1/08	100,000	100,042
Florida, State Board of Education, Lottery Revenue (Insured; AMBAC)	5.50	7/1/08	640,000	646,251
Florida, State Board of Education, Public Education Capital Outlay, GO Notes	4.50	1/1/08	300,000	300,173
Florida, State Board of Education, Public Education Capital Outlay, GO Notes	5.00	6/1/08	100,000	100,581
Florida, State Board of Education, Public Education Capital Outlay, GO Notes, Refunding	4.00	6/1/08	5,000,000	5,005,501
Florida, State Board of Education, Public Education Capital Outlay, GO Notes, Refunding	5.00	6/1/08	150,000	150,870
Florida, State Board of Education, Public Education Capital Outlay, GO Notes, Refunding	5.00	6/1/08	150,000	150,911
Florida Department of Environmental Protection, Florida Forever Revenue, Refunding (Insured; MBIA)	5.00	7/1/08	250,000	251,623
Florida Department of Environmental Protection, Preservation 2000 Revenue, Refunding (Insured; FSA)	5.25	7/1/08	100,000	100,762
Florida Development Finance Corporation, IDR (Air Technology) (LOC; Wachovia Bank)	3.76	12/7/07	2,000,000 a	2,000,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida Development Finance Corporation, IDR (Atlantic Truss Group, LLC Project) (LOC; Wachovia Bank)	3.76	12/7/07	2,875,000 [a]	2,875,000
Florida Development Finance Corporation, IDR (Byrd Technologies Inc. Project) (LOC; Wachovia Bank)	3.76	12/7/07	1,230,000 [a]	1,230,000
Florida Development Finance Corporation, IDR (Downey Glass Industries, LLC Project) (LOC; Wachovia Bank)	3.76	12/7/07	520,000 [a]	520,000
Florida Development Finance Corporation, IDR (DSLA Realty LC Project) (LOC; SunTrust Bank)	3.75	12/7/07	1,190,000 [a]	1,190,000
Florida Development Finance Corporation, IDR (Energy Planning Associates Corporation Project) (LOC; Wachovia Bank)	3.76	12/7/07	1,290,000 [a]	1,290,000
Florida Development Finance Corporation, IDR (Enterprise 2650 LLC Project) (LOC; Wachovia Bank)	3.76	12/7/07	950,000 [a]	950,000
Florida Development Finance Corporation, IDR (Florida Food Products, Inc. Project) (LOC; Wachovia Bank)	3.76	12/7/07	2,100,000 [a]	2,100,000
Florida Development Finance Corporation, IDR (Florida Steel Project) (LOC; Wachovia Bank)	3.76	12/7/07	855,000 [a]	855,000
Florida Development Finance Corporation, IDR (Increte LLC Project) (LOC; Wachovia Bank)	3.76	12/7/07	1,730,000 [a]	1,730,000
Florida Development Finance Corporation, IDR (Jamivon Properties Inc. Project) (LOC; Wachovia Bank)	3.76	12/7/07	1,550,000 [a]	1,550,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Florida Development Finance Corporation, IDR (Kelray Real Estate Project) (LOC; Wachovia Bank)	3.76	12/7/07	750,000 [a]	750,000
Florida Development Finance Corporation, IDR (Octex Corporation Project) (LOC; Wachovia Bank)	3.76	12/7/07	145,000 [a]	145,000
Florida Development Finance Corporation, IDR (R.L. Smith Investments LLC Project) (LOC; SunTrust Bank)	3.75	12/7/07	860,000 [a]	860,000
Florida Development Finance Corporation, IDR (Retro Elevator Corporation Project) (LOC; Wachovia Bank)	3.76	12/7/07	745,000 [a]	745,000
Florida Development Finance Corporation, IDR (Suncoast Bakeries, Inc. Project) (LOC; SunTrust Bank)	3.70	12/7/07	600,000 [a]	600,000
Florida Development Finance Corporation, IDR (Trese Inc. Project) (LOC; Wachovia Bank)	3.76	12/7/07	880,000 [a]	880,000
Florida Development Finance Corporation, IDR (Twin Vee PowerCats, Inc. Project) (LOC; SunTrust Bank)	3.75	12/7/07	1,720,000 [a]	1,720,000
Florida Finance Housing Corporation, MFHR (Falls of Venice Project) (Insured; FNMA and Liquidity Facility; FNMA)	3.68	12/7/07	4,080,000 [a]	4,080,000
Florida Housing Finance Corporation, Homeowner Mortgage Revenue	3.70	1/1/08	260,000	260,000
Florida Hurricane Catastrophe Fund Finance Corporation, Revenue	5.00	7/1/08	19,265,000	19,397,755
Gulf Breeze, Healthcare Facilities Revenue (Heritage Healthcare Project) (Liquidity Facility; AIG SunAmerica Assurance)	3.70	12/7/07	11,530,000 [a]	11,530,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Hillsborough County, Solid Waste and RRR (Putters Program) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	3.70	12/7/07	9,745,000 a,b	9,745,000
Hillsborough County Aviation Authority, Revenue (Merlots Program) (Tampa International Airport) (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3.72	12/7/07	1,965,000 a,b	1,965,000
Hillsborough County Aviation Authority, Revenue (Tampa International Airport) (Insured; MBIA)	5.00	10/1/08	600,000	606,067
Hillsborough County Industrial Development Authority, IDR (Allied Aerofoam Project) (LOC; Wachovia Bank)	3.71	12/7/07	2,450,000 a	2,450,000
Hillsborough County Industrial Development Authority, IDR (Seaboard Tampa Terminals Venture Project) (LOC; Wachovia Bank)	3.70	12/7/07	4,000,000 a	4,000,000
Hillsborough County Port District, Revenue (Tampa Port Authority Project) (Insured; MBIA)	4.00	6/1/08	1,000,000	1,000,711
Jacksonville, PCR, Refunding (Florida Power and Light Company Project)	3.58	12/1/07	500,000 a	500,000
Jacksonville Economic Development Commission, IDR (Load King Manufacturing Company Inc. Project) (LOC; SouthTrust Bank)	3.75	12/7/07	1,600,000 a	1,600,000
Lee County Housing Finance Authority, MFHR (Heron Pond Apartments) (LOC; Regions Bank)	3.68	12/7/07	5,905,000 a	5,905,000
Lee County Housing Finance Authority, SFHR (Merlots Program) (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	3.72	12/7/07	1,430,000 a,b	1,430,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Manatee County, IDR (Avon Cabinet Corporation Project) (LOC; Bank of America)	3.69	12/7/07	1,950,000 [a]	1,950,000
Marion County Industrial Development Authority, IDR (Universal Forest Products) (LOC; Wachovia Bank)	3.76	12/7/07	2,500,000 [a]	2,500,000
Martin County, PCR, Refunding (Florida Power and Light Company Project)	3.69	12/1/07	4,500,000 [a]	4,500,000
Miami-Dade County, Aviation Revenue, Refunding (Miami International Airport) (Insured; FGIC)	5.25	10/1/08	100,000	101,009
Miami-Dade County, Capital Asset Acquisition Special Obligation Revenue (Insured; AMBAC)	5.00	4/1/08	1,000,000	1,004,205
Miami-Dade County Industrial Development Authority, IDR (Futurama Project) (LOC; SunTrust Bank)	3.73	12/7/07	1,910,000 [a]	1,910,000
Miami-Dade County Industrial Development Authority, IDR (Ram Investments Project) (LOC; Wachovia Bank)	3.71	12/7/07	2,760,000 [a]	2,760,000
Miami-Dade County Industrial Development Authority, IDR (von Drehle Holdings, LLC Project) (LOC; Branch Banking and Trust Company)	3.73	12/7/07	1,730,000 [a]	1,730,000
Miami-Dade County Industrial Development Authority, Revenue (Altira, Inc. Project) (LOC; SunTrust Bank)	3.70	12/7/07	1,950,000 [a]	1,950,000
Orange County Health Facilities Authority, Revenue (The Nemours Foundation Project)	4.00	1/1/08	385,000	385,000
Orange County Health Facilities Authority, Revenue (The Nemours Foundation Project)	4.00	1/1/08	115,000	115,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Orange County Health Facilities Authority, Revenue, CP (LOC; SunTrust Bank)	3.58	1/14/08	5,000,000	5,000,000
Orange County Housing Finance Authority, MFHR (Windsor Pines Project) (LOC; Bank of America)	3.72	12/7/07	1,300,000 a	1,300,000
Orange County Industrial Development Authority, Revenue (Trinity Preparatory School of Florida, Inc. Project) (LOC; Wachovia Bank)	3.71	12/7/07	205,000 a	205,000
Palm Beach County, IDR, Refunding (Eastern Metal Supply Inc. Project) (LOC; Wachovia Bank)	3.76	12/7/07	2,525,000 a	2,525,000
Palm Beach County Housing Finance Authority, MFHR (Azalea Place Apartments Project) (LOC; SunTrust Bank)	3.72	12/7/07	1,000,000 a	1,000,000
Palm Beach County School Board, COP (Master Lease Purchase Agreement) (Insured; MBIA)	4.70	8/1/08	300,000	301,644
Pinellas County Industrial Development Authority, IDR (Falcon Enterprises Inc. Project) (LOC; SunTrust Bank)	3.75	12/7/07	1,740,000 a	1,740,000
Pinellas County Industrial Development Authority, IDR (Restorative Care of America Project) (LOC; SunTrust Bank)	3.75	12/7/07	1,500,000 a	1,500,000
Pinellas County Industry Council, IDR (Molex ETC Inc. Project) (LOC; Wachovia Bank)	3.76	12/7/07	2,350,000 a	2,350,000
Pinellas County Industry Council, Revenue (Lutheran Church of the Cross Day School Project) (LOC; Wachovia Bank)	3.71	12/7/07	220,000 a	220,000
Polk County Industrial Development Authority, IDR (Elite Building Products, Inc. Project) (LOC; Wachovia Bank)	3.76	12/7/07	1,890,000 a	1,890,000

Short-Term Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Polk County Industrial Development Authority, IDR (Florida Treatt Inc. Project) (LOC; Bank of America)	3.69	12/7/07	3,600,000 [a]	3,600,000
Polk County Industrial Development Authority, IDR (GSG Investments Project) (LOC; Wachovia Bank)	3.71	12/7/07	2,330,000 [a]	2,330,000
Putnam County Development Authority, PCR, Refunding (Florida Power and Light Company Project)	3.60	12/1/07	1,500,000 [a]	1,500,000
Reedy Creek Improvement District, Ad Valorem Tax Bonds, Refunding (Insured; MBIA)	4.20	6/1/08	125,000	125,210
Riveria Beach, IDR (K. Rain Manufacturing Project) (LOC; SunTrust Bank)	3.70	12/7/07	1,885,000 [a]	1,885,000
Saint John's County Industrial Development Authority, IDR (Bronz-Glow Technologies Project) (LOC; Wachovia Bank)	3.76	12/7/07	1,130,000 [a]	1,130,000
Saint Lucie County, IDR (A-1 Roof Trusses Company Project) (LOC; SouthTrust Bank)	3.76	12/7/07	910,000 [a]	910,000
Sarasota County, Continuing Care Retirement Community Revenue, Refunding (The Glenridge on Palmer Ranch, Inc. Project) (LOC; Bank of Scotland)	3.62	12/1/07	4,165,000 [a]	4,165,000
Sarasota County, IDR (Sarasota Military Academy, Inc. Project) (LOC; Wachovia Bank)	3.71	12/7/07	460,000 [a]	460,000
Sumter County Industrial Development Authority, IDR (Robbins Manufacturing Company Project) (LOC; Wachovia Bank)	3.76	12/7/07	355,000 [a]	355,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; Bank of Nova Scotia)	3.50	1/22/08	6,300,000	6,300,000

Short-Term **Investments** (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.60	1/10/08	3,000,000	3,000,000
Sunshine State Governmental Financing Commission, Revenue, CP (Liquidity Facility; DEPFA Bank PLC)	3.45	2/12/08	8,000,000	8,000,000
Tamarac, IDR (Arch Aluminum and Glass Company) (LOC; Comerica Bank)	3.76	12/7/07	1,000,000 [a]	1,000,000
Volusia County Industrial Development Authority, IDR (Easter Seals Society of Volusia and Flager Counties Inc. Project) (LOC; Wachovia Bank)	3.71	12/7/07	325,000 [a]	325,000
Total Investments (cost $253,789,085)			**99.7%**	**253,789,085**
Cash and Receivables (Net)			**.3%**	**639,623**
Net Assets			**100.0%**	**254,428,708**

[a] Securities payable on demand. Variable interest rate—subject to periodic change.

[b] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2007, these securities amounted to $43,840,000 or 17.2% of net assets.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%) [†]
F1+,F1		VMIG1,MIG1,P1		SP1+,SP1,A1+,A1	68.7
AAA,AA,A [c]		Aaa,Aa,A [c]		AAA,AA,A [c]	12.5
Not Rated [d]		Not Rated [d]		Not Rated [d]	18.8
					100.0

[†] *Based on total investments.*

[c] *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*

[d] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2007

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	253,789,085	253,789,085
Interest receivable		1,614,424
Prepaid expenses		16,513
		255,420,022
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		125,889
Cash overdraft due to Custodian		800,498
Payable for shares of Beneficial Interest redeemed		786
Accrued expenses		64,141
		991,314
Net Assets ($)		**254,428,708**
Composition of Net Assets ($):		
Paid-in capital		254,425,848
Accumulated net realized gain (loss) on investments		2,860
Net Assets ($)		**254,428,708**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		254,425,848
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended November 30, 2007

Investment Income ($):	
Interest Income	**10,647,757**
Expenses:	
Management fee–Note 2(a)	1,427,588
Shareholder servicing costs–Note 2(b)	82,311
Professional fees	62,424
Trustees' fees and expenses–Note 2(c)	45,777
Registration fees	28,840
Custodian fees–Note 2(b)	22,590
Prospectus and shareholders' reports	7,355
Miscellaneous	27,223
Total Expenses	**1,704,108**
Less–reduction in management fee due to undertaking–Note 2(a)	(10,060)
Net Expenses	**1,694,048**
Investment Income–Net	**8,953,709**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**2,860**
Net Increase in Net Assets Resulting from Operations	**8,956,569**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended November 30,	
	2007	2006
Operations ($):		
Investment income–net	8,953,709	10,558,052
Net realized gain (loss) on investments	2,860	–
Net unrealized appreciation (depreciation) on investments	–	(101)
Net Increase (Decrease) in Net Assets Resulting from Operations	**8,956,569**	**10,557,951**
Dividends to Shareholders from ($):		
Investment income–net	**(8,953,709)**	**(10,558,052)**
Beneficial Interest Transactions ($1.00 per share):		
Net proceeds from shares sold	1,088,570,901	1,559,237,599
Dividends reinvested	8,533,817	10,105,248
Cost of shares redeemed	(1,162,609,099)	(1,650,096,911)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(65,504,381)**	**(80,754,064)**
Total Increase (Decrease) in Net Assets	**(65,501,521)**	**(80,754,165)**
Net Assets ($):		
Beginning of Period	319,930,229	400,684,394
End of Period	**254,428,708**	**319,930,229**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended November 30,		Five Months Ended November 30,	Year Ended June 30,		
	2007	2006	2005[a]	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income—net	.031	.029	.009	.013	.005	.008
Distributions:						
Dividends from investment income—net	(.031)	(.029)	(.009)	(.013)	(.005)	(.008)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	3.18	2.90	2.03[b]	1.26	.49	.82
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.60	.59	.60[b]	.60	.61	.63
Ratio of net expenses to average net assets	.59	.58	.60[b]	.59	.60	.60
Ratio of net investment income to average net assets	3.14	2.83	2.06[b]	1.27	.49	.80
Net Assets, end of period ($ x 1,000)	254,429	319,930	400,684	332,629	312,129	265,683

[a] The fund changed its fiscal year end from June 30 to November 30.
[b] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Florida Municipal Money Market Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge. Effective August 8, 2007, the fund is closed to new account investments.

At a meeting of the Board of Trustees of the fund held on July 17, 2007, the Board approved, subject to shareholder approval, an Agreement and Plan of Reorganization (the "Agreement") between the fund and Dreyfus Municipal Money Market Fund (the "Acquiring Fund"). The Agreement provides for the transfer of the fund's assets to the Acquiring Fund in a tax-free exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the fund's stated liabilities, the distribution of shares of the Acquiring Fund to the fund's shareholders and the subsequent termination of the fund (the "Reorganization"). Holders of fund shares as of September 7, 2007 were asked to approve the Agreement on behalf of the fund at a special meeting of shareholders held on December 7, 2007. The Reorganization took place as of the close of business on December 20, 2007.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits, if any, as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gains.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of

FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At November 30, 2007, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The tax characters of distributions paid to shareholders during the fiscal periods ended November 30, 2007 and November 30, 2006, were all tax exempt income.

At November 30, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at an annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from December 1, 2006 through November 30, 2007, to reduce the management fee paid by the fund, to the extent that the fund's aggregate annual expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .60% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $10,060 during the period ended November 30, 2007.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor, an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2007, the fund was charged $51,436 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2007, the fund was charged $17,497 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, the fund was charged $13,470 for providing custodial services for the fund for five months ended November 30, 2007. Prior to becoming an affiliate, The Bank of New York was paid $9,120 for the custody services to the fund for the seven months ended June 30, 2007.

During the period ended November 30, 2007, the fund was charged $4,740 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $104,638, chief compliance officer fees $3,214, custody fees $15,735 and transfer agency per account fees $2,800, which are offset against an expense reimbursement currently in effect in the amount of $498.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Trustees
Dreyfus Florida Municipal Money Market Fund

We have audited the accompanying statement of assets and liabilities of Dreyfus Florida Municipal Money Market Fund, including the statement of investments, as of November 30, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the periods indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of November 30, 2007 by correspondence with the custodian. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Florida Municipal Money Market Fund at November 30, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated periods, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

New York, New York
January 18, 2008

IMPORTANT TAX INFORMATION (Unaudited)

In accordance with federal tax law, the fund hereby designates all the dividends paid from investment income-net during the fiscal period ended November 30, 2007 as "exempt-interest dividends" (not subject to regular federal income tax and, for individuals who are Florida residents, not subject to taxation by Florida). Of the fund's final period exempt-interest dividends, $2,597 is being designated as a long term capital gain distribution for reporting purposes. As required by Federal tax law rules, shareholders will receive notification of their portion of the fund's exempt-interest dividends paid for the 2007 calendar year on Form 1099-INT, which will be mailed by January 31, 2008.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (64)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
• Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

No. of Portfolios for which Board Member Serves: 164

Gordon J. Davis (66)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Partner in the law firm of Dewey and LeBoeuf, LLP
• President, Lincoln Center for the Performing Arts, Inc. (2001)

Other Board Memberships and Affiliations:
• Consolidated Edison, Inc., a utility company, Director
• Phoenix Companies Inc., a life insurance company, Director
• Board Member/Trustee for several not-for-profit groups

No. of Portfolios for which Board Member Serves: 37

David P. Feldman (68)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• BBH Mutual Funds Group (11 funds), Director
• The Jeffrey Company, a private investment company, Director

No. of Portfolios for which Board Member Serves: 50

Lynn Martin (67)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Advisor to the international accounting firm of Deloitte & Touche, LLP and Chair to its Council for the Advancement of Women from March 1993-September 2005

Other Board Memberships and Affiliations:
• AT&T Inc., a telecommunications company, Director
• Ryder System, Inc., a supply chain and transportation management company, Director
• The Proctor & Gamble Co., a consumer products company, Director
• Constellation Energy Group, Director
• Chicago Council on Global Affairs
• Coca-Cola International Advisory Council
• Deutsche Bank Advisory Council

No. of Portfolios for which Board Member Serves: 10

————————

Daniel Rose (78)
Board Member (1993)

Principal Occupation During Past 5 Years:
• Chairman and Chief Executive Officer of Rose Associates, Inc., a New York based real estate development and management firm

Other Board Memberships and Affiliations:
• Baltic-American Enterprise Fund, Vice Chairman and Director
• Harlem Educational Activities Fund, Inc., Chairman
• Housing Committee of the Real Estate Board of New York, Inc., Director

No. of Portfolios for which Board Member Serves: 33

————————

Philip L. Toia (74)
Board Member (1997)

Principal Occupation During Past 5 Years:
• Private Investor

No. of Portfolios for which Board Member Serves: 20

Sander Vanocur (79)
Board Member (1993)

Principal Occupation During Past 5 Years:
• President, Old Owl Communications

No. of Portfolios for which Board Member Serves: 33

————————

Anne Wexler (77)
Board Member (1994)

Principal Occupation During Past 5 Years:
• Chairman of the Wexler & Walker Public Policy Associates, consultants specializing in government relations and public affairs from January 1981 to present

Other Board Memberships and Affiliations:
• Wilshire Mutual Funds (5 funds), Director
• The Community Foundation for the National Capital Region, Director
• Member of the Council of Foreign Relations
• Member of the National Park Foundation

No. of Portfolios for which Board Member Serves: 50

————————

Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

J. DAVID OFFICER, President since December 2006.

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 81 investment companies (comprised of 163 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

PHILLIP N. MAISANO, Executive Vice President since July 2007.

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 81 investment companies (comprised of 163 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

JAMES BITETTO, Vice President and Assistant Secretary since August 2005.

Associate General Counsel and Secretary of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.

Associate General Counsel of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

ROBERT SALVIOLO, Assistant Treasurer since July 2007.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

ROBERT SVAGNA, Assistant Treasurer since August 2005.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

GAVIN C. REILLY, Assistant Treasurer since December 2005.

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 82 investment companies (comprised of 180 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (82 investment companies, comprised of 180 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 78 investment companies (comprised of 176 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

**Dreyfus Florida
Municipal Money
Market Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbol: DFMXX

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0741AR1107